Perth, Australia Orbital Engine Corporation Limited
Open Briefing CEO on improved outlook.
corporatefile.com.au
Orbital Engine Corporation Limited yesterday reported a net loss of 1.9 million dollars for the year ended June 2003, compared with a loss of 26.8 million dollars in the previous year. Excluding non-recurring items, Orbital generated cash from operations, with positive EBITDA of 3.4 million dollars in the second half, compared with an EBITDA loss of 1.9 million dollars in the first half. Whats the outlook for earnings in the current year to June 2004.

CEO Peter Cook
Expense reduction was our key thrust in 2003 and you will see the full impact of that in 2004. Beyond that, it is difficult to forecast in the current environment. We do expect some growth in revenue but thats never guaranteed, and of course there is an impact on our results from forex and that is very difficult to forecast. But we are confident the cost reductions we implemented in 2003, while substantially completed, will fully flow through in 2004 and improve our overall results.

corporatefile.com.au
Orbital recently raised a total of 5.9 million dollar via a share placement and the offer of a share purchase plan to existing shareholders. The funds were raised to place Orbital in a better position to win major programs of work. How do you expect access to larger projects to affect cash flow and earnings going forward.


CEO Peter Cook
We are anxious to sell larger and particularly longer term projects to our customers in order to access more stable and longer term income streams. We felt that concern about our financial stability may have created a potential obstacle to that and we believe our stronger financial position will help to build client confidence. Time will tell whether we have been successful, but I am comfortable wehave made a step in the right direction.

corporatefile.com.au
Does Orbital directly fund this work?

CEO Peter Cook
In this area, we work on a fee for service basis and receive progress payments all the way through a project. We do attempt to balance our expenditure with our cash receipts and it would only be in very rare circumstances that did not occur.

corporatefile.com.au
Overhead expenses fell to 19.5 million dollars from 25.4 million dollars.
What scope is there to further reduce overheads in the current year.

CEO Peter Cook
The major cost reductions, including redundancies, were completed at various stages through 2003 so the full, annualised benefit will show up in 2004. Whilst I would not rule out some smaller overhead reductions, they will have appreciably less impact than the 6 million dollars worth of overheads we took out of the business in 2003.

corporatefile.com.au
Synerject, your 50/50 joint venture with Siemens VDO Automotive contributed profit of 1.4 million dollars for the year, compared with a loss of 3.1 million dollars previously. However, the second half contribution of 0.7 million dollars was unchanged from the first half. How did your restructuring of Synerject, effective April 2003, affect its earnings over the year.

CEO Peter Cook
Historically, Synerjects earnings have been skewed toward the first half but we expect the expanded business, which now includes our marine and recreation systems business and Siemens VDOs non automotive systems business, to generate more evenly balanced earnings across the first and second halves. That trend started to emerge in 2003 even though the new structure was only in place for the last quarter of the year. We would expect the trend to be more pronounced this year.

corporatefile.com.au
System sales fell 18 percent to 29.3 million dollars in 2003 and will be further significantly reduced in 2004, reflecting the transfer of the marine and recreation systems business to Synerject. What is the expected impact on net profit in the current year.


CEO Peter Cook
This is a slightly awkward transaction to understand because previously both we and Synerject reported the same system sales and our respective portions of the profit. In future, all system sales will now be reported within Synerject, including the profit, and our accounts will reflect our 50 percent share of Synerjects increased net profit.

In 2004 under the new structure, Orbitals system sales will be zero.
We expect minimal impact at EBIT level because even though there is a loss of turnover and margin, we have been able to achieve cost reductions that will compensate, most notably through the closure of our operations in Newport News in the US. At the same time, Synerject will pick up the incremental profit and get some synergies as a result.

corporatefile.com.au
What are the growth opportunities for Synerject?

CEO Peter Cook
Synerject has achieved solid growth and is now a USD40 million turnover business. Synerjects achieving that growth because it occupies a unique position as a specialist parts and systems supplier to the non automotive market, a sector which has lagged the automotive market in adopting electronic engine management systems. That process is underway and as the only specialist company in this area globally, Synerject is seeing substantial growth.

Weare hopeful that conversion will continue and that Synerjects unique position in the marketplace will remain unchallenged, at least for a period of time. That should allow it to continue achieving solid growth.

corporatefile.com.au
Orbitals engineering services income increased 15 percent to
10.1 million dollars in 2003. What was the profit contribution of this sector of the business during the year and how is it positioned in terms of profitability and growth going forward.

CEO Peter Cook
At 10 million dollar turnover, the engineering services business is about breakeven, which is what we have managed to achieve out of our restructuring and refocusing of the business over the past year.

The indications are that the turnover can be improved and that we can achieve higher turnover with no increase in costs. We are hopeful that some additional small overhead reductions can be achieved, which will have a positive impact on the overall performance of the business this year.

corporatefile.com.au
What are the drivers of external demand for Orbitals engineering services.

CEO Peter Cook
There are three underlying drivers that give us confidence in the sector. First, we now have a wider engineering services product offering than simply the traditional Orbital combustion process, which two years ago was all we were setting out to sell.

Second, there is as much interest now among OEMs in Orbitals combustion process as there ever has been. And remember, its OEMs looking to understand how OCP works on their engines that write business for us. So that underpins a reasonable amount of our turnover.

And thirdly, a point that should not be overlooked, there seems to be an increasing propensity for OEMs to outsource the engineering services we provide. With the objective of keeping their own fixed costs under control, they are looking to outsource varying proportions of their work, particularly peak loads, and we are a beneficiary of that trend.

corporatefile.com.au
Orbitals royalty income rose to 3.2 million dollars from
2.7 million dollars, while licence income fell to 0.7 million dollar from 3.8 million dollars. What were the drivers of these trends and what is the outlook for royalty and licence income in the current year.

CEO Peter Cook
The reality is that licence incomes lumpy and there is no discernible 'trend.' We feel that around 1 million dollar a year would be a reasonable average.

On the issue of royalties, our incomes a function of the number of models incorporating our technology and the success of those models in individual markets, for the OEMs.

We had cautiously forecast some growth in our royalty income because the number of models using our technology has increased. History indicates that individual models can succeed or fail, not necessarily because of our technology, but seasonal effects, for example a good summer, increase sales of jet skis and boats.

Also, we are just completing the second summer season of sales of four of the scooter models that carry our technology in Europe. So the outlook depends partly on whether in the third season the OEMs are able to get even further growth and market penetration from those models.

corporatefile.com.au
In February, you announced a technology cooperation agreement with Indian parts and systems maker UCAL. What progress has been made in getting Orbitals technology accepted by Indian motorcycle and 3 wheeler manufacturers.

CEO Peter Cook
Our engineering programs appear to be delivering the required results for the OEMs and UCAL continues to encourage us that it is on track in its initiatives with the OEMs in the Indian market.

corporatefile.com.au
Orbital had an equity deficiency of 12.0 million dollars at the end of June 2003. No value is ascribed to the OCP technology on the balance sheet. What benchmarks should investors look to as a guide to the value of the technology.

CEO Peter Cook
Bear in mind that the deficiency exists for more than one reason. One is a 19 million dollars interest free loan and that is the substantial part of our liabilities. It does not require repayment, except in unusual circumstances, before 2014 although it is carried as a loan.

And as you have pointed out, our intellectual property is carried at zero value. It is particularly difficult to put a value on it but we would steer investors to look to our licence fees and royalties, which are currently generating about 4 million dollar a year. That income is derived entirely from our intellectual property.

corporatefile.com.au
Yesterday you also announced the appointment of a new Chairman, Don Bourke, to replace Ross Kelly, who is retiring. What skills and attributes does Don bring to the business.

CEO Peter Cook
Don has extensive commercial experience at both an executive level within Ford Australia, Consolidated Press and Davids Holdings as well as at board level with Crown Casino, Olex and Australian
Technology Group.

Dons experience, particularly with the commercialisation of start up IT and technology ventures, will be particularly valuable as Orbital continues to commercialise its technology.

corporatefile.com.au
Thank you Peter.


ends

Orbital is a leading international developer of engine technologies using direct in cylinder fuel injection and lean burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive,marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange
(OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668